Exhibit 99.1

Ad hoc release according to article 17 MAR

Planegg/Munich, Germany, January 26, 2019

Ad hoc: MorphoSys Announces That Its Patents Were Ruled Invalid in Patent Lawsuit Against Janssen and Genmab

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) announces that it was informed today that in its lawsuit against Janssen Biotech and Genmab A/S, the United States (U.S.) District Court of Delaware, based on a hearing held November 27, 2018, has ruled in a Court Order on January 25, 2019, that the asserted claims of three MorphoSys patents with U.S. Patent Numbers 8,263,746, 9,200,061 and 9,758,590 are invalid. The Court thus granted a motion for Summary Judgement of invalidity filed by Janssen Biotech and Genmab, A/S against the three patents held by MorphoSys. As a result of this decision, the jury trial scheduled for February 2019 to consider defendants’ alleged infringement and the validity of the MorphoSys patents will now not take place.

MorphoSys’s management is disappointed with the decision and is considering all of its options. The company has the right to appeal this judgement to the Federal Circuit.

On April 4, 2016 MorphoSys had filed a lawsuit in the United States (U.S.) District Court of Delaware against Janssen Biotech, and Genmab, A/S for patent infringement of U.S. Patent Number 8,263,746. In 2017, a second and a third patent with US Patent Numbers 9,200,061 and 9,758,590 were added to the lawsuit. MorphoSys sought redress for infringement by Janssen’s and Genmab’s daratumumab, a CD38-directed monoclonal antibody for the treatment of multiple myeloma.

This court decision has no bearing upon the composition of matter patent protection for MorphoSys’s own CD38 antibody MOR202 and thus MorphoSys’s ability to develop MOR202 in various indications.

END OF AD HOC RELEASE

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 320 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

Forward-looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including expectations regarding a lawsuit against Janssen Biotech and Genmab, A/S, a ruling of invalidity of certain U.S. patents in a summary judgement and the right of MorphoSys to appeal this judgement to the Federal Circuit as well as expectations regarding the patent protection for MorphoSys’s own CD38 antibody MOR202 and MorphoSys’s ability to develop MOR202 in various indications. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations regarding a lawsuit against Janssen Biotech and Genmab, A/S, a ruling of invalidity of certain U.S. patents in a summary judgement and the right of MorphoSys to appeal this judgement to the Federal Circuit as well as expectations regarding the patent protection for MorphoSys’s own CD38 antibody MOR202 and MorphoSys’s ability to develop MOR202 in various indications are incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activeties and regulatory approval requirements, MorphoSys’ reliance on collaborations with third parties and other risks as indicated in the risk factors included in MorphoSys’s Registration Statement on Form F-1 and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Alexandra Goller

Director Corporate Communications & IR

Jochen Orlowski

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com